FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period ended July 31, 2003

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

HALF YEAR 2003

FINANCIAL STATEMENTS AND NOTES

GUCCI GROUP N.V.

Consolidated statements of income for the six month periods ended:

(In thousands of Euros, except per share and share-amounts) (unaudited)

	July 31, 2003	July 31, 2002
Net revenues	1,150,744	1,184,751
Cost of goods sold	390,729	375,327
Gross profit	760,015	809,424
Selling, general and administrative expenses	741,937	695,905
Goodwill and trademark amortization	60,399	61,675
Operating (loss) profit	(42,321)	51,844
Other expenses, net	47	1,870
Financial income, net	12,430	30,812
Foreign exchange gain (loss), net	9,222	(1,247)
(Loss) profit before income taxes and minority interests	(20,716)	79,539
Income tax benefit (expense), net	38,647	(4,289)
Net income before minority interests	17,931	75,250
Minority interests	(5,912)	(3,105)
Net income for the period	23,843	78,355

Net income per share of common stock—basic	0.24	0.77
Weighted average number of shares—basic	99,101,118	101,243,294
Net income per share of common stock—diluted	0.24	0.76
Weighted average number of shares and share equivalents—diluted	100,291,728	102,874,301

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Consolidated balance sheets at:

(In thousands of Euros)

	July 31, 2003	January 31, 2003*
	(unaudited)
Assets

Current assets
Cash and cash equivalents	2,690,153	2,934,578
Trade receivables, net	310,589	331,834
Inventories, net	549,502	472,028
Deferred tax assets	236,918	191,219
Current value of hedge derivatives	115,791	110,559
Other current assets	327,892	326,186
Total current assets	4,230,845	4,366,404
Non-current assets
Long-term financial assets	246,472	256,089
Property, plant and equipment, net	955,072	912,497
Goodwill, trademarks, other intangible assets
and deferred charges, net	2,036,031	2,110,015
Deferred tax assets	76,515	72,452
Other non-current assets	64,776	63,150
Total non-current assets	3,378,866	3,414,203
Total assets	7,609,711	7,780,607

* Extracted from audited fiscal year 2002 balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

(continued on next page)

GUCCI GROUP N.V.

Consolidated balance sheets at:

(In thousands of Euros)

	July 31, 2003	January 31, 2003*
	(unaudited)
Liabilities and shareholders’ equity

Current liabilities
Bank overdrafts and short-term loans	544,348	630,534
Share capital reimbursement payable to shareholders	1,347,005	—
Trade payables and accrued expenses	474,490	478,479
Deferred tax liabilities and income tax payable	140,941	151,750
Other current liabilities	109,659	119,262
Total current liabilities	2,616,443	1,380,025
Non-current liabilities
Long-term financial payables	1,323,861	1,202,411
Pension liabilities and severance indemnities	53,664	50,831
Long-term tax payable and deferred tax liabilities	349,482	373,159
Other long-term liabilities	39,815	38,182
Total non-current liabilities	1,766,822	1,664,583
Total liabilities	4,383,265	3,044,608
Minority interests	54,793	64,566

Shareholders’ equity
Share capital	104,804	104,688
Contributed surplus	1,428,292	2,790,401
Retained earnings	1,145,388	968,745
Treasury stock, at cost	(262,911)	(173,274)
Accumulated other comprehensive income	732,237	754,119
Net result for the period	23,843	226,754
Total shareholders’ equity	3,171,653	4,671,433
Total liabilities, minority interests and shareholders’ equity	7,609,711	7,780,607

* Extracted from audited fiscal year 2002 balance sheet.

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Condensed consolidated statements of cash flows for the six month periods ended:

(In thousands of Euros) (unaudited)

	July 31, 2003	July 31, 2002
Cash flow (used in) provided by operating activities
Net result for the period	23,843	78,355
Depreciation	48,702	41,969
Amortization	72,160	71,159
Fixed assets write-off for restructuring	9,304	—
Net change in assets and liabilities	(176,889)	(114,691)
Cash flow (used in) provided by operating activities	(22,880)	76,792
Cash flow used in investing activities	(139,744)	(177,649)
Cash flow (used in) provided by financing activities
Issuance of long-term debt, net	157,609	241,858
Dividends	(49,797)	(50,709)
Share capital reimbursement payable to shareholders	(1,347,005)	—
Shares repurchased	(281,573)	(48,876)
Proceeds from the exercise of stock options and other movements	176,087	38,289
Cash flow (used in) provided by financing activities	(1,344,679)	180,562
(Decrease) increase in cash, net of short-term financial indebtedness	(1,507,303)	79,705
Effect of exchange rates on cash (short-term financial indebtedness), net	2,059	26,180
Cash and cash equivalents, net of short-term financial indebtedness, at the beginning of the period	2,304,044	2,199,749
Cash and cash equivalents, net of short-term financial indebtedness, at the end of the period	798,800	2,305,634
Cash and cash equivalents, net of short-term financial indebtedness, comprise the following:
Cash and cash equivalents	2,690,153	2,728,148
Bank overdrafts and short-term loans	(544,348)	(422,514)
Share capital reimbursement payable to shareholders	(1,347,005)	—
Cash and cash equivalents, net	798,800	2,305,634

The accompanying notes are an integral part of these consolidated financial statements.

GUCCI GROUP N.V.

Statement of changes in consolidated shareholders’ equity and comprehensive income:

(In thousands of Euros, except number of shares)

	Number of shares	Share capital	Contributed surplus	Retained earnings	Treasury stock, at cost	Accumulated other comprehensive income	Net result of the period	Total
Balance at January 31, 2002	100,722,403	103,654	2,795,369	707,515	(60,142)	699,492	312,535	4,558,423
Appropriation of result for 2001	—	—	—	261,826	—	—	(261,826)	—
Dividends	—	—	—	—	—	—	(50,709)	(50,709)
Shares released from treasury for option exercise	1,239,607	—	(3,198)	—	40,870	—	—	37,672
Shares repurchased	(550,000)	—	—	—	(48,876)	—	—	(48,876)
Other	—	—	—	617	—	—	—	617
Net income for the period	—	—	—	—	—	—	78,355	78,355
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	63,234	—	63,234
- Fair value reserve	—	—	—	—	—	7,969	—	7,969
- Foreign currency adjustments (including tax of € (4.9) million)	—	—	—	—	—	(30,858)	—	(30,858)
Total other comprehensive income	—	—	—	—	—	40,345	—	40,345
Comprehensive income	—	—	—	—	—	—	—	118,700
Balance at July 31, 2002	101,412,010	103,654	2,792,171	969,958	(68,148)	739,837	78,355	4,615,827
Shares issued for option exercise	7,940	8	394	—	—	—	—	402
Shares released from treasury for option exercise	54,667	—	(260)	—	3,877	—	—	3,617
Shares repurchased	(1,250,595)	—	—	—	(109,623)	—	—	(109,623)
Other	11,229	1,026	(1,904)	(1,213)	620	—	—	(1,471)
Net income for the period	—	—	—	—	—	—	148,399	148,399
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	43,347	—	43,347
- Fair value reserve	—	—	—	—	—	(2,762)	—	(2,762)
- Foreign currency adjustments (including tax of € 12.6 million)	—	—	—	—	—	(26,303)	—	(26,303)
Total other comprehensive income	—	—	—	—	—	14,282	—	14,282
Comprehensive income	—	—	—	—	—	—	—	162,681
Balance at January 31, 2003	100,235,251	104,688	2,790,401	968,745	(173,274)	754,119	226,754	4,671,433
Share capital increase	1,387,116	(1,387,116)	—	—	—	—	—	—
Return of Capital to Shareholders	—	(1,387,116)	40,111	—	—	—	—	(1,347,005)
Appropriation of result for 2002	—	—	—	176,957	—	—	(176,957)	—
Dividends	—	—	—	—	—	—	(49,797)	(49,797)
Shares repurchased	(3,203,987)	—	—	—	(281,573)	—	—	(281,573)
Shares released from treasury for option exercise	2,579,114	—	(24,052)	—	193,441	—	—	169,389
Shares issued for option exercise	113,695	116	6,582	—	—	—	—	6,698
Other	35,918	—	2,366	(314)	(1,505)	—	—	547
Net income for the period	—	—	—	—	—	—	23,843	23,843
Other comprehensive income:
- Hedging reserve	—	—	—	—	—	(3,992)	—	(3,992)
- Fair value reserve	—	—	—	—	—	499	—	499
- Foreign currency adjustments (including tax of € (0.1) million)	—	—	—	—	—	(18,389)	—	(18,389)
Total other comprehensive income	—	—	—	—	—	(21,882)	—	(21,882)
Comprehensive income	—	—	—	—	—	—	—	1,961
Balance at July 31, 2003	99,759,991	104,804	1,428,292	1,145,388	(262,911)	732,237	23,843	3,171,653

The accompanying notes are an integral part of these consolidated financial statements.

All amounts (unless otherwise indicated) are in thousands of Euros

Note 1—Basis of presentation

The consolidated balance sheet as of July 31, 2003, the consolidated statements of income, the condensed consolidated statements of cash flows and the statements of changes in consolidated shareholders’ equity and comprehensive income of Gucci Group N.V. (the “Group”; the “Company”) for the six months ended July 31, 2003 and 2002 are unaudited.  In the opinion of the management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of these interim financial statements have been included herein. The results of these interim periods are not necessarily indicative of the results for the entire year. The balance sheet at January 31, 2003 is extracted from the balance sheet in the Annual Report for the 2002 fiscal year (“2002 Annual Report”).

The 2003 semi-annual consolidated financial statements have been prepared in accordance with IAS 34 - “Interim Financial Reporting”. In the preparation of these financial statements, the Group has followed the same accounting policies used in the Company’s 2002 Annual Report. The semi-annual consolidated financial statements as at and for the period ended July 31, 2003 should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s 2002 Annual Report.

Note 2—Segment Information

The following table presents information about the Company by segment of activity:

	July 31, 2003	July 31, 2002
Gucci Division (excluding Gucci Timepieces)
Revenues from external customers	624,151	664,784
Revenues from other segments	6,071	6,710
Total revenues	630,222	671,494
Operating profit before goodwill amortization	141,324	172,961
Goodwill amortization	1,209	4,701
Operating profit after goodwill amortization	140,115	168,260
Gucci Group Watches [1]
Revenues from external customers:
Gucci	57,550	73,716
Other Brands	11,602	13,544
Total revenues from external costumers	69,152	87,260
Revenues from other segments	7,861	7,994
Total revenues	77,013	95,254
Operating profit before goodwill amortization	6,111	25,823
Goodwill amortization	7,935	6,409
Operating (loss) profit after goodwill amortization	(1,824)	19,414
Yves Saint Laurent
Revenues from external customers	68,084	66,810
Revenues from other segments	12	—
Total revenues	68,096	66,810
Operating (loss) before goodwill and trademark amortization	(41,824)	(31,807)
Goodwill and trademark amortization	11,543	11,549
Operating (loss) after goodwill and trademark amortization	(53,367)	(43,356)

1 The Gucci Group Watches segment includes the production and wholesale distribution of Gucci and other brand watches.

(continued)

(Segment information continued)

	July 31, 2003	July 31, 2002
YSL Beauté [1]
Revenues from external customers	256,776	256,984
Revenues from other segments	66	46
Total revenues	256,842	257,030
Operating (loss) before goodwill and trademark amortization	(25,249)	(9,091)
Goodwill and trademark amortization	26,109	26,211
Operating (loss) after goodwill and trademark amortization	(51,358)	(35,302)
Other operations [2]
Revenues from external customers	132,581	108,913
Revenues from other segments	19,771	14,131
Total revenues	152,352	123,044
Operating (loss) before goodwill and trademark amortization	(42,875)	(26,653)
Goodwill and trademark amortization	13,603	12,805
Operating (loss) after goodwill and trademark amortization	(56,478)	(39,458)
Corporate Operating costs	(19,620)	(17,888)
Elimination
Revenues from other segments	(33,781)	(28,881)
Operating loss before goodwill and trademark amortization	211	174
Operating loss after goodwill and trademark amortization	211	174
Consolidated
Revenues from external customers	1,150,744	1,184,751
Operating profit before goodwill and trademark amortization	18,078	113,519
Goodwill and trademark amortization	60,399	61,675
Operating (loss) profit after goodwill and trademark amortization	(42,321)	51,844

1  As of February 1, 2003 the Boucheron fragrance operation was integrated with YSL Beauté. Boucheron fragrance segment information for the period ended July 31, 2002, which had been included in Other Operations, was reclassified to YSL Beauté as if the integration had occurred on February 1, 2002.

2  The Other Operations segment includes revenues from operations which individually are not material to the Group.

Inter-segment transactions are priced on an arm’s length basis in a manner similar to transactions with third parties.

Note 3—Inventories, net

Inventories, net of allowances for excess and obsolete items, were as follows:

	July 31, 2003	January 31, 2003
Finished goods	394,399	333,919
Work in progress	33,362	29,054
Raw materials	121,741	109,055
Inventories, net	549,502	472,028

Note 4—Other current assets

Other current assets consisted of the following:

	July 31, 2003	January 31, 2003
VAT reimbursement receivables	148,241	149,029
Prepaid expenses	93,564	88,468
Prepaid tax	25,631	30,924
Other	60,456	57,765
Other current assets	327,892	326,186

Note 5—Long-term financial assets

Long-term financial assets on July 31, 2003 consisted of the following bonds:

	S&P Rating	Nominal value ('000)	Fair value € ('000)	Yield	Expiration date
KFW International Finance	AAA	US$245,000	218,309	2.29%	24/01/2005
DEXIA Municipal Agency	AAA	€ 27,175	28,163	4.25%	12/01/2007
Total			246,472

During the period movements in long-term financial assets were as follows:

Balance at January 31, 2003	256,089
Change during the period of the fair value	499
Currency translation	(10,116)
Balance at July 31, 2003	246,472

Note 6—Goodwill, trademarks, other intangible assets and deferred charges, net

Goodwill, trademarks, other intangible assets and deferred charges, net were as follows:

	July 31, 2003	January 31, 2003
Trademarks	1,161,004	1,197,094
Goodwill	651,317	672,145
Other intangible assets and deferred charges	223,710	240,776
Total	2,036,031	2,110,015

Note 7—Bank overdrafts and short-term loans

Bank overdrafts and short-term loans at July 31, 2003 and January 31, 2003 consisted of the following:

	July 31, 2003			January 31, 2003
Currency	Nominal currency value*	Amount in Euro	Weighted average interest rate	Nominal currency value*	Amount in Euro	Weighted average interest rate
US Dollars	70,815	62,568	2.73%	100,482	92,901	1.63%
Euro	182,805	182,805	2.32%	208,863	208,863	3.03%
Japanese Yen	32,250,537	237,626	0.48%	30,050,245	232,641	0.30%
Swiss Franc	52,680	34,066	0.79%	104,483	71,183	1.08%
Other	N/A	27,283		N/A	24,946
Total	N/A	544,348	1.41%	N/A	630,534	1.63%

*  In thousands

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

Credit lines:

On July 31, 2003, the Group had a syndicated multi-currency revolving credit facility amounting to € 667 million expiring on July 21, 2005, subject to an interest rate of LIBOR + 0.30% per annum and a commitment fee on the undrawn portion of 0.15% per annum.

The facility is subject to the following financial covenants:

•                  the ratio of Net Financial Indebtedness to the Net Worth should not be greater than 1:1;

•                  the ratio of Net Financial Indebtedness to Earning Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) should not be greater than 3:1;

•                  the ratio of EBITDA to Financial Expenditure, net of any financial income, should not be less than 4:1.

The terms used in the financial covenants are defined in the syndicated loan agreement and may differ from similar terms used in the financial statements.

On July 31, 2003, all of the covenants were satisfied.

Moreover, Gucci Group NV is obliged to ensure that the aggregate total assets of certain Group subsidiaries, which are guarantors of the facility, represent no less than 85% of the total assets of the Group.

At July 31, 2003 the Group had additional available lines of credit, which were not firm commitments, totaling € 671.4 million (€ 619.7 million as at January 31, 2003).

Note 8—Long-term financial payables

Long-term financial payables at July 31, 2003 and January 31, 2003 consisted of the following:

	Floating rate					Fixed rate	Total	Capital		Total	Total
	€	CHF	US$	GBP	Yen	Yen	loans	leases		July 31 2003	January 31 2003

Due between:								(*	)
- 1 and 2 years	275,881	86,745	216,469	1,565	27,262	59,822	667,744	1,794		669,538	121,995
- 2 and 3 years	5,679	65,404		1,565	12,526	12,702	97,876	2,043		99,919	629,502
- 3 and 4 years	140,679	737		1,565	12,526	59,859	215,366	2,267		217,633	211,443
- 4 and 5 years	6,759	737		1,565	3,684	164,272	177,017	2,334		179,351	108,527
Due beyond 5 years	34,397	18,525		12,058		1,282	66,262	90,190		156,452	127,097
	463,395	172,148	216,469	18,318	55,998	297,937	1,224,265	98,628		1,322,893	1,198,564
Other										968	3,847
Total										1,323,861	1,202,411
Weighted average interest rate	2.96%	0.91%	1.50%	4.29%	0.41%	0.77%	1.79%	6.35%		2.13%	2.33%

*  Calculated as the present value of minimum lease payments under financial leases due beyond twelve months after July 31, 2003.

The other balances are composed of numerous small balances held by the Group’s individual subsidiaries.

The recorded value of long-term liabilities approximates fair value.

Note 9—Shareholders’ equity

Share Capital

During the period the Group repurchased 3,203,987 shares for an aggregate cost of € 281.6 million.  The repurchased shares will be held in treasury and reissued to the Company’s employees upon the exercise of their stock options pursuant to the Company’s stock option plan.

Dividend paid

On May 24, 2003, the Supervisory Board approved a dividend of € 0.50 per common share. Following approval of the Annual Accounts by shareholders at the Annual General Meeting on July 16, 2003, the Company paid the dividend.  In 2002 the dividend distributed was US$ 0.50 per share.

The Shareholders at the Annual General Meeting on July 16, 2003 approved the distribution of € 13.50 per share in the form of a return of capital. The payment of the € 13.50 per share to the Euronext Amsterdam (AEX) shares occurred on October 2, 2003; the payment of US$ 15.78 (the US dollar equivalent of € 13.50) to shares registered on the New York Stock Exchange (NYSE) occurred promptly thereafter. The aggregate amount paid to shareholders was € 1,347.0 million. As a result of the payments, the US$ 101.50 per share “put price” that PPR is committed to offer for all Gucci Group shares in April 2004 was reduced by US$ 15.98 per share. This amount was calculated as follows:

•                  US$ 15.78: The US dollar per share equivalent of € 13.50 determined by the € 1/US$ 1.1692 exchange rate published by the European Central Bank shortly after 2:15pm Central European Time on October 2, 2003.

•                  US$ 0.20: The US dollar denominated time value of money determined by applying 2.15% (3-month US dollar LIBOR fixed on October 2, increased by 100 basis points) to US$ 15.78 over the period from October 2, 2003 to April 30, 2004.

Hedging reserve

During the period the movements of the Hedging reserve were as follows:

Balance at January 31, 2003	98,529
Realized change in the value of Cash flow hedges related to transactions completed during the period	(55,268)
Total change of fair value of Cash flow hedges during the period	51,062
Tax on changes during the period	214
Balance at July 31, 2003	94,537

Fair value reserve

During the period the movements of the Fair value reserve were as follows:

Balance at January 31, 2003	2,712
Change of the fair value of available-for-sale investments during the period	499
Currency translation	(106)
Balance at July 31, 2003	3,105

Foreign currency adjustments

During the period the movements of the Foreign currency adjustments reserve were as follows:

Balance at January 31, 2003	(287,571)
Translation of opening net equity and consolidation adjustments	(25,940)
Translation of result for the period	1,625
Translation of long-term inter-company accounts receivable	5,926
Balance at July 31, 2003	(305,960)

Net income per share

The numerator for the calculation of both the basic and fully diluted net income per share is “Net income for the period”.

Options granted in accordance with the Company’s Incentive Stock Option Plan are the only items which can dilute net income per share. The denominator used in “Basic net income per share” and “Diluted net income per share” is calculated using the treasury stock method as shown in the following table:

	July 31, 2003	January 31, 2003
Denominator in calculating basic net income per share	99,101,118	101,060,751
Add: In the money options outstanding	6,506,955	6,913,971
Less: Treasury shares (*)	5,316,345	5,551,804
Denominator in calculating diluted net income per share	100,291,728	102,422,918

*  Theoretical treasury shares which would be acquired from proceeds of exercise of all in the money options outstanding.

2,702,750 options to purchase shares of common stock with an average strike price of US$ 114.56 were outstanding as at July 31, 2003, but were not included in the computation of diluted net income per share (2,474,000 as at January 31, 2003) because their exercise price was greater than the average market price of the common shares during the period; accordingly, the inclusion of these 2,702,750 options would have been anti-dilutive in the calculation.

Note 10—Hedging contracts

During the period, the Group entered into derivative transactions to cover its foreign exchange exposure related to anticipated future transactions in currencies other than Euro, the reporting currency of the Group.

The notional values of the contracts outstanding at July 31, 2003 and January 31, 2003 were the following:

July 31, 2003	Forward	Combination options	Total

US Dollars	179,883	589,899	769,782
Japanese Yen	166,024	519,191	685,215
English Pound	189,487	—	189,487
Hong Kong Dollars	98,246	—	98,246
Korean Won	13,707	—	13,707
Total	647,347	1,109,090	1,756,437

January 31, 2003	Forward	Combination options	Total

US Dollars	152,934	543,091	696,025
Japanese Yen	145,532	526,121	671,653
English Pound	149,934	—	149,934
Hong Kong Dollars	94,495	—	94,495
Korean Won	4,109	—	4,109
Total	547,004	1,069,212	1,616,216

Certain subsidiaries of the Group entered into forward contracts in relation to trade accounts receivable and payable and financial receivables and payables, denominated in the currencies indicated below.

The contracts outstanding at July 31, 2003 and January 31, 2003 were as follows:

	July 31, 2003	January 31, 2003
Currencies

US Dollar	284,888	487,653
Japanese Yen	27,604	22,704
Swiss Franc	79,655	111,976
English Pound	70,015	52,322
Other currencies	27,131	16,600
Total	489,293	691,255

All contracts mature at various dates from August 1, 2003 to January 31, 2005.

All derivatives contracts are entered into with major financial institutions and, consequently, the Group does not expect default by the counter-parties.

Note 11—Subsequent events

On November 4, 2003 Domenico De Sole, Chief Executive Officer, and Tom Ford, Creative Director, announced that they do not intend to extend their contracts beyond their currently scheduled expiration date in 2004. Gucci Group’s Supervisory Board has established a committee to select their successors. Both Mr. De Sole and Mr. Ford confirmed their commitment to remain in their positions until April, 30 2004 in order to facilitate the transition to new management.

PricewaterhouseCoopers Accountants N.V. Accountants Prins Bernhardplein 200 1097 JB Amsterdam P.O. Box 94071 1090 GB Amsterdam The Netherlands Telephone +31 (20) 568 66 66 Facsimile +31 (20) 568 68 88

Report of Independent Accountants

We have reviewed the accompanying consolidated balance sheet of Gucci Group N.V. as of July 31, 2003 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the six-month periods ended July 31, 2003 and 2002. These financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with International Standards on Auditing issued by the International Federation of Accountants and with standards established by the American Institute of Certified Public Accountants.

A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial  and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with International Accounting Standard 34 (Interim Financial Reporting).

November 12, 2003

PricewaterhouseCoopers is the tradename of amongst others the following companies: PricewaterhouseCoopers Accountants N.V. (registered with the Traderegister under number 34180285), PricewaterhouseCoopers Belastingadviseurs N.V. (registered with the Traderegister under number 34180284) and PricewaterhouseCoopers Corporate Finance & Recovery N.V. (registered with the Traderegister under number 34180287) en PricewaterhouseCoopers Firm Services B.V. (registered with the Traderegister under number 34180289). The services rendered by these companies are governed by General Terms & Conditions, which include provisions regarding our liability. These General Terms & Conditions are filed with the Amsterdam Chamber of Commerce and can also be viewed at www.pwcglobal.com/nl